Mail Stop 3628

November 10, 2009

<u>**Via U.S. Mail**</u>

Mr. Joseph Macnow
888 Seventh Avenue
New York, New York 10019

      Re: **Vornado Realty Trust**
             Schedule TO-I
             Filed on November 2, 2009
             File No. 005-42935

Dear Mr. Macnow:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please tell us your analysis as to the applicability of Rule 13e-3 under the Securities Exchange Act of 1934 to the Offers.

Source and Amount of Funds, page 7

2.   You state that you intend to fund your purchases of debentures in the Offers from available cash paid to you by the Partnership. Disclosure in the Form 10-Q of the Partnership for the quarterly period ended September 30, 2009 indicates that the

Partnership had approximately $2.56 billion in cash and cash equivalents at that time. We also note that you will need approximately $2.01 billion to purchase the debentures, assuming all outstanding debentures are tendered. Please disclose whether the Partnership will satisfy its financial obligations to you with cash on hand, or whether the Partnership will borrow all or any part of the required funds. See Item 1007 of Regulation M-A.

Compliance With "Short Tendering" Rule, page 11

3.   Please advise why you have included disclosure regarding the operation of Rule 14e-4, when you do not appear to be engaging in a partial tender offer. If you determine that the "short tendering" rule is inapplicable, please revise your disclosure to make this clear to security holders.

Conditions to the Offers, page 15

4.   You state that you may assert the offer conditions in your sole discretion, regardless of the circumstances giving rise to any such condition, including any action or inaction on your part. The inclusion of offer conditions is not objectionable when the conditions are objectively determinable and outside the control of the offeror. Please revise to remove the implication that the conditions may be triggered at the election of the offeror.

5.   You state that you may waive offer conditions "at any time and from time to time." All conditions, other than those related to securing regulatory approval, must be satisfied or waived before the Offers expire.

6.   Refer to the penultimate paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, the bidder must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

7.   When a condition is triggered by events that occur before the expiration of the Offers, you should inform security holders how you intend to proceed promptly, rather than waiting until the end of the offering period, unless the condition is one

Material U.S. Federal Income Tax Consequences, page 22

8.   Please provide an analysis supporting your reference to Treasury Department
        Circular 230, both in this section and in the letter of transmittal, or delete the
        legends.

Forward-Looking Statements, page 31

9.   You state that you undertake no obligation to release publicly any revisions to
        your forward-looking statements to reflect events or circumstances occurring after
        the date of the Offer to Purchase or to reflect the occurrence of unanticipated
        events. Please delete this statement, or revise to indicate, if true, that you will
        amend your offering materials to disclose material changes to the information
        published, sent or given to security holders, to the extent required.

                                        *   *   *   *   *

        Please promptly amend your filing in response to these comments. You should
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

        ·   the company is responsible for the adequacy and accuracy of the disclosure in
              the filing;

        ·   staff comments or changes to disclosure in response to staff comments do not
              foreclose the Commission from taking any action with respect to the filing;
              and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call Daniel F. Duchovny, Special Counsel, at (202) 551-3619.

Sincerely,

David L. Orlic
Attorney-Advisor
Office of Mergers and Acquisitions

cc: Via facsimile: (212) 558-3588
        William G. Farrar, Esq.
        Sullivan & Cromwell LLP